ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

31 August 2007

Director/PDMR Shareholding

Further to the announcement dated 24 August 2007, the interests of Mr Engstrom as at 24 August 2007, should have been stated as 79,379 Reed Elsevier PLC ordinary shares and 219,867 Reed Elsevier NV ordinary shares.